COMMENTS RECEIVED ON AUGUST 27, 2010

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File No. 002-90649)

Fidelity Japan Fund

FIDELITY CONTRAFUND (File No. 002-25235)

Fidelity Advisor New Insights Fund

N-14s FILED ON AUGUST 2, 2010 AND AUGUST 5, 2010

N-14 Proxy Statement and Prospectus

1. Both Mergers
"Synopsis"

(Sample from Fidelity Advisor New Insights Fund Merger)
How do the fund's investment objectives, strategies, and limitations compare?"
 The funds have the same investment objective. Each fund seeks capital appreciation, Each fund's investment objective is fundamental, that is, subject to change only by shareholder approval.
Although the funds have similar investment strategies, there are some differences of which you should be aware. The following compares the principal investment strategies of Fidelity Advisor Fifty Fund and Fidelity Advisor New Insights Fund:

Fidelity Advisor Fifty Fund	Fidelity Advisor New Insights Fund
FMR normally invests the fund's assets primarily in common stocks of companies that it believes have the greatest potential for growth. FMR normally invests in 50-60 stocks.	FMR normally invests the fund's assets primarily in common stocks.

C: The Staff would like to us to include a discussion of how the funds objectives, strategies, and limitations are different.

R: We believe that presenting the strategies side by side in tabular format is an effective way to highlight the differences between the funds.

2. Fidelity Advisor New Insights Fund Merger
"Synopsis - Management of the Funds"

"Fidelity Advisor New Insights Fund pays a management fee which is determined by calculating a basic fee and then applying a performance adjustment. The performance adjustment either increases or decreases the management fee, depending on how well Fidelity Advisor New Insights Fund has performed relative to the S&P 500® Index. The maximum annualized performance adjustment rate is ±0.20% of the fund's average net assets over the performance period. For the purposes of calculating the performance adjustment for the fund, the fund's investment performance will be based on the performance of Institutional Class of the fund. The basic fee is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund's average net assets throughout the month. The group fee rate is based on the average net assets of all mutual funds managed by FMR. This rate cannot rise above 0.52% of its average net assets, and it drops as total assets under management increase. For June 30, 2010, the group fee rate was 0.26%. The individual fund fee rate for the fund is 0.30% of its average net assets."

C: The Staff questions the basis for using Institutional Class, which is one of the least expensive classes of the fund, to determine the performance adjustment. The Staff would like us to explain how this method is consistent with Investment Company Act Release No. 20915, FN 12.

R: Footnote 12 provides in relevant part:
"[T]he Commission believes that it would also be consistent with section 205(b)(2) and rule 205-1 if a multiple class fund were to use the investment performance of a single class for the purpose of calculating the performance fee. In approving the use of a class, the board of directors of the fund should consider all of the relevant factors, including the proposed performance fee schedule, the effect that using one class instead of another would have on the fees to be paid, the anticipated relative size of each class, the expense ratio of each class, the effect of any waiver or reimbursement of expenses on the performance of that class, the nature of the index to which the fund's performance will be compared and, if the index is comprised of comparable funds, the average expense ratio of those funds. For instance, it would appear difficult for a board to justify basing the calculation of a performance fee on the performance of a class with the lowest expenses if the result would be that shareholders of another class would pay a higher advisory fee than would be warranted given that class's performance."

The differences between the performance of the fund's classes is, in large part, reflective of the differences between the expenses of these classes, with the largest difference in class expenses over time being each class's applicable 12b-1 fees. FMR believes that a performance adjustment based on Institutional Class of the fund rather than the other classes of the fund is a fairer means to calculate performance because Institutional Class' expenses do not include fund-paid 12b-1 fees, which are unrelated to FMR's investment skill.

3. Both Mergers
"Synopsis - Annual Fund and Class Operating Expenses"

(Sample from Fidelity Advisor New Insights Fund Merger)

Class A

Shareholder Fees (fees paid directly from your investment)

	Fidelity Advisor Fifty Fund	Fidelity Advisor New Insights Fund	Fidelity Advisor New Insights Fund Pro Forma Combined
Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	5.75%	5.75%
Maximum deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	NoneA

A Class A purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00%.

Annual Operating Expenses
(expenses that you pay each year as a % of the value of your investment)

	Fidelity Advisor Fifty Fund	Fidelity Advisor New Insights Fund	Fidelity Advisor New Insights Fund Pro Forma Combined
Management fee	0.56%	0.64%A	0.64%A
Distribution and/or Service (12b-1) fees	0.25%	0.25%	0.25%
Other expenses	0.64%	0.26%	0.26%
Total annual operating expenses	1.45%	1.15%	1.15%

A Fluctuates based on the fund's performance relative to a securities market index.

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheading "Shareholder Fees" in the "Fee Table" section of the proxy/prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under the subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

4. Fidelity Advisor New Insights Fund Merger
"The Proposed Transaction - Reasons for the Reorganization"

"The Board was advised that prior to the Closing Date, in preparation for the Reorganization, FMR plans to reposition Fidelity Advisor Fifty Fund's portfolio. The repositioning will generate brokerage commissions and other transaction costs that will be borne by Fidelity Advisor Fifty Fund. Based on then-current holdings, FMR estimated that approximately 90% of Fidelity Advisor Fifty Fund's portfolio will be repositioned."

C: The Staff requests that we disclose the expected cost of repositioning, as well as any tax implications.

R: We will make the requested change.

5. Fidelity Advisor New Insights Fund Merger
"The Proposed Transaction - Reasons for the Reorganization"

"The Board was advised that prior to the Closing Date, in preparation for the Reorganization, FMR plans to reposition Fidelity Advisor Fifty Fund's portfolio. The repositioning will generate brokerage commissions and other transaction costs that will be borne by Fidelity Advisor Fifty Fund. Based on then-current holdings, FMR estimated that approximately 90% of Fidelity Advisor Fifty Fund's portfolio will be repositioned."

C: The Staff questions the choice of Fidelity Advisor Fifty Fund as the Acquiring Fund due to the high percentage of Fidelity Advisor Fifty Fund which will need to be repositioned prior to the closing.

R: The repositioning of Fidelity Advisor Fifty Fund's portfolio was only one of a number of factors considered. Each fund's Board of Trustees carefully reviewed the proposal and determined that the reorganization is in the best interests of the shareholders of each fund. We direct the Staff's attention to the remaining disclosure under "The Proposed Transaction - Reasons for the Reorganization."

6. Both Mergers
"Synopsis - Annual Fund and Class Operating Expenses"

C: The Staff noted that the fee tables should be dated as of the funds' most recent annual or semi-annual period.

R: We will make the requested change.

7. Both Mergers
"Synopsis"

(Fidelity Japan Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Japan Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

(Fidelity Advisor New Insights Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Fifty Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

C: The Staff requests that the estimated cost of the Reorganization be disclosed.

R: Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus.

8. Both Mergers
"Synopsis"

(Fidelity Japan Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Japan Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

(Fidelity Advisor New Insights Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Fifty Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

C: The Staff requested that we disclose whether the cost of the Reorganization will exceed the expense caps and, if so, who will bear the cost.

R: The reorganization expenses are expected to exceed the voluntary expense cap in place for each fund's classes. Accordingly, the expenses will be borne by FMR.

9. Both Mergers
"Synopsis"

(Fidelity Japan Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Japan Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

(Fidelity Advisor New Insights Fund)
"Who bears the expenses associated with the Reorganization?
Fidelity Advisor Fifty Fund will bear the cost of the Reorganization, provided the expenses do not exceed its classes' existing voluntary expense caps. Expenses exceeding a class's voluntary expense cap will be paid by FMR."

C: The Staff questioned why the cost of the Reorganization is allocated to the Acquired Fund.

R: The Board of Trustees determined that it was appropriate for each acquired fund to pay the expenses of its reorganization because shareholders of the acquired funds are expected to realize a disproportionate share of the benefits of the reorganization (e.g., lower expenses in the post-reorganization combined fund).

10. Both Mergers
"The Proposed Transaction - Capitalization"

C: The Staff noted that the as of date for the capitalization table should be within 30 days of the filing date and should reflect reorganization costs.

R: We will revise the capitalization table accordingly.

11. Fidelity Japan Fund Merger
"The Proposed Transaction - Reasons for the Reorganization"

"The Board considered that Fidelity Advisor Japan Fund's shareholders would be expected to benefit from a decrease in total net expenses of an estimated 0.16% to 0.26% (after voluntary reimbursements and including performance adjustments) of its average net assets, depending on share class (based on data for the 12 months ended May 31, 2010). The Board noted that Fidelity Japan Fund would benefit from increased assets as a result of the Reorganization, but that its expenses were not expected to be impacted materially in the short term."

C: The Staff requests we disclose the impact on total net expenses before voluntary reimbursements and performance adjustments.

R: We will make the requested change.

12. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.